Normal;heading 1;heading 2;heading 3;heading 4;heading 5;heading 6;heading 7;heading 8;heading 9;toc 1;toc 2;toc 3;toc 4;toc 5;toc 6;toc 7;toc 8;toc 9;header;caption;Title;Default Paragraph Font;Subtitle;Strong;Emphasis;Table Grid;00000000http://schemas.microsoft.com/office/word/2003/wordmlurn:schemas-microsoft-com:office:smarttags013f

FORM 6-K

SECURITIES stocktickerAND EXCHANGE COMMISSION

CityplaceCityWashington, StateD.C. PostalCode20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2010

FORMULA SYSTEMS (1985) stocktickerLTD.

(Translation of RegistrantPersonName's Name into English)

5 HaPlada st., CityplaceCityOr-Yehuda, country-regionIsrael

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of November 2010 and incorporated by reference herein is the Registrant's immediate report dated November 22, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) country-regionLTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein country-regionCEO

dated:

November 22, 2010

PRESS RELEASE - FOR IMMEDIATE RELEASE

Formula Systems Reports Third Quarter Results; Revenues Increased by 14% Year-Over-Year to reach $133.8 million and Net Income Increased by 24% to $4.9 million

Or-Yehuda, Israel – November 22, 2010 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a provider of information technology products, solutions and services, announced today its results for the Third quarter and nine months period ended September 30, 2010.

Financial Highlights for the Third Quarter Ended September 30, 2010

•

Revenues increased by 14% to $133.8 million (Q3 2009: $117.8 million).

•

Operating income increased by 26% to $12.0 million (Q3 2009: $9.5 million).

•

Net income attributable to Formula shareholders reached $ 4.9 million (Q3 2009: $3.9 million).

•

Formula’s consolidated cash and short term investments totaled approximately $136.5 million as at 30 September 2010.

•

Formula’s stand-alone cash and other financial investments, net totaled $14.7 million as at September 30, 2010.

Financial Highlights for the Nine Months Period Ended September 30, 2010

•

Revenues totaled $396.4 million compare to country-regionmetricconverterProductID345.7 in345.7 in the same period last year.

•

Operating income increased by 33% to $34.1 million up from $25.7 million in the same period last year.

•

Net income attributable to Formula shareholders reached $13.5 million, an increase of 22% compare to $11.1 million in the same period in 2009.

Comments of Management

Guy Bernstein, Chief Executive Officer of Formula Systems, said: "I am pleased with the group performance in both the third quarter and the nine months period. We continued to demonstrate growth and improved profitability driven by strong demand for the products and services offered by our subsidiaries. We feel well positioned to carry out our growth strategy and to continue seeking out ways to generate value for our shareholders."

About Formula Systems

Formula Systems (1985) Ltd. (NASDAQ: FORTY) is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Nir Feller, Formula Systems (1985) Ltd.

Tel. +972-3-5389487

Email. nir@formula.co.il

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED CONDESNSED BALANCE SHEETS

September 30,	December 31,
2010	2009
placeplaceU.S. $
(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	81,741	100,205
Marketable securities	48,724	44,171
Short-term deposits	5,993	13,838
Trade receivables	128,207	130,237
Other accounts receivable	25,566	22,448
Inventories	4,081	2,439
Total assets attributed to discontinued operations…………………………...............	-	27
	294,312	313,365

LONG-TERM ASSETS:
Marketable securities	2,791	7,781
Deferred taxes	12,641	9,499
Investments in companies	3,450	3,710
Prepaid expenses and other assets	5,541	3,023

	24,423	24,013

SEVERANCE PAY FUND	48,254	44,131

PROPERTY, PLANTS AND EQUIPMENT, NET	11,136	9,989

NET INTANGIBLE ASSETS AND GOODWILL……………………………….	195,367	174,941
	573,492	566,439
CURRENT LIABILITIES:
Liabilities to banks	9,812	10,056
Trade payables	39,998	43,776
Deferred revenue	24,271	25,206
Employees and payroll accrual	35,284	32,029
Other accounts payable	22,585	26,994
Dividend payable	-	6,694
Liability due to acquisition of activities	4,029	210
Debentures	16,131	14,639
Total liabilities attributed to discontinued operations	-	314
	152,110	159,918

LONG-TERM LIABILITIES:
Debentures	45,967	43,918
Deferred taxes	2,663	2,207
Deferred revenues	2,166	1,116
Liabilities to banks and others	4,527	8,556
Liability due to acquisition of activities	5,253	1,517
Accrued severance pay	59,626	53,893

	120,202	111,207

TOTAL EQUITY
Formula shareholders' equity………………………………………………………..	183,232	188,041
Non –controlling interests…………………………………………………………...	117,948	107,273
	301,180	295,314
	573,492	566,439

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME

Nine months ended September 30,	Three months ended September 30,
2010	2009	2010	2009
placeplaceU.S.$	placeplaceU.S.$
(in thousands, except per share data)

Revenues	396,357	345,677	133,791	117,793
Cost of revenues	297,330	258,284	100,282	87,519

Gross profit	99,027	87,393	33,509	30,274
Research and development costs, net	3,993	3,382	1,399	1,189
Selling, general and administrative expenses	60,944	58,323	20,087	19,536

Operating income	34,090	25,688	12,023	9,549
Financial income (expenses), net	(2,754)	1,173	(1,033)	(883)

	31,336	26,861	10,990	8,666
Other income (expenses), net	148	134	68	(63)

Income before taxes on income	31,484	26,995	11,058	8,603
Taxes on income	5,089	6,146	1,718	1,250

	26,395	20,849	9,340	7,353
Equity in gains (losses) of affiliated companies, net	(649)	130	(271)	129
Net Income	25,746	20,719	9,069	7,224

Net income attributable to non-controlling interests	12,237	10,243	4,193	3,546

Net income attributable to Formula shareholders	13,509	10,476	4,876	3,678

Amount attributable to Formula's shareholders:
Income from continuing operation	13,509	10,476	4,876	3,678
Income from discontinued operation	-	594	-	254

	13,509	11,070	4,876	3,932
Earnings per share generated from continued operation :
Basic	1.01	0.79	0.36	0.28

Diluted	1.00	0.78	0.36	0.27

Earnings per share generated from discontinued operation :
Basic	-	0.05	-	0.02

Diluted	-	0.04	-	0.02
Total Earning per share:
Basic……………………………………………………………..	1.01	0.84	0.36	0.30
Diluted …………………………………………………………..	1.00	0.82	0.36	0.29
Weighted average number of shares outstanding:
Basic	13,365	13,200	13,398	13,200

Diluted	13,522	13,451	13,530	13,504